UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 1-14446

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Banknorth Inc. 401(k) Plan
c/o TD Banknorth Inc.
Two Portland Square
Portland, Maine 04101

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Toronto-Dominion Bank
P. O. Box 1
Toronto-Dominion Centre
King Street West and Bay Street
Toronto, Ontario M5K1A2
Canada

REQUIRED INFORMATION

The following financial statements are hereby filed for the TD Banknorth Inc. 401(k) Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2007 and 2006

Notes to Financial Statements

Exhibit 23.1 Consent of Mahoney Cohen & Company, CPA, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the TD Banknorth Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANKNORTH INC. 401(k) PLAN

June 28, 2007 By: Sheila A. Gleason

Name: Sheila A. Gleason
Title: Plan Administrator

MAHONEY COHEN & COMPANY, CPA, P.C.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Plan Administrator
TD Banknorth Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the TD Banknorth Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year (December 31, 2007) is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 27, 2008

TD BANKNORTH INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Assets		
Investments, at fair value (note 5)	$502,026,078	$488,773,744
Participant loans receivable	10,135,881	8,760,432
Total investments	512,161,959	497,534,176
Employer contributions receivable	-	555
Employee contributions receivable	-	442
Total assets and net assets available for benefits at fair value	512,161,959	497,535,173
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(462,002)	220,788
Net assets available for benefits	$511,699,957	$497,755,961

See accompanying notes to financial statements.

TD BANKNORTH INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:		
Investment income:		
Interest	$694,511	$234,161
Dividends	34,370,977	22,785,251
Net appreciation in fair value of investments (note 5)	-	30,064,167
	35,065,488	53,083,579
Contributions:		
Employer	12,175,701	10,861,443
Employee	26,271,062	24,230,637
Rollovers	2,136,702	3,071,747
	40,583,465	38,163,827
Transfer from merged employee benefit plans (note 1 a)	7,183,539	47,526,219
Total additions	82,832,492	138,773,625
Deductions from net assets attributed to:		
Net depreciation in fair value of investments (note 5)	3,250,254	-
Benefits paid to participants	65,596,508	40,941,636
Expenses	41,734	10,009
Total deductions	68,888,496	40,951,645
Net increase in net assets available for benefits	13,943,996	97,821,980
Net assets available for benefits, beginning of year	497,755,961	399,933,981
Net assets available for benefits, end of year	$511,699,957	$497,755,961

See accompanying notes to financial statements.

TD BANKNORTH INC. 401(k) Plan
Notes to Financial Statements
December 31, 2007 and 2006

(1) Description of Plan

The TD Banknorth Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by TD Banknorth Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

On April 20, 2007, the Company became an indirect wholly owned subsidiary of The Toronto-Dominion Bank resulting from a privatization transaction whereby The Toronto-Dominion Bank purchased the remaining shares that it did not already own for $32.33 per share. As a result of this transaction, each share of TD Banknorth Inc. stock held in the Plan was converted to 0.5333 shares of The Toronto-Dominion Bank common stock. Cash proceeds received by the Trustee from the exchange of any partial shares of stock were invested by the Trustee in the Investment Fund that presented the least risk of loss as determined by the Plan Administrator.

The following plans were merged with, and the assets transferred into, the Plan in 2007 and 2006.

Year Merged	Plan Name	Effective Date of Plan Merger	Assets Transferred
2007	Interchange Bank Capital Investment Plan	7/13/2007	$7,183,539
2006	Hudson United Bancorp and Subsidiaries Savings and Investment Plan	7/1/2006	$47,526,219

(b) Contributions

Participants may contribute up to 50% (highly compensated participants may contribute up to 15%) of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar quarter following completion of one year of service. The Company makes matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2007 or 2006. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $15,500 and $15,000 in 2007 and 2006, respectively. The Plan was amended August 1, 2004 to allow catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account, an allocation of the Company's discretionary contribution, if any, based on participant compensation and a charge for any distributions and direct expenses.

(d) Vesting

Participants who were active on or after January 1, 2001 are fully vested in Company matching contributions.

(e) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the individual's highest outstanding loan balance during the preceding twelve months or 50% of their vested account balance. The loans are secured by the balance in the participant's account. All loans are required to be repaid within five years of the loan unless the purpose of the loan is the purchase of a primary residence. The interest rate charged is a fixed rate based on the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Interest rates range from 4.00% to 11.5% on loans outstanding at December 31, 2007. Principal and interest is paid through fixed bi-weekly payroll deductions.

(f) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $1,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $1,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payments following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

The Plan provided that any cash dividends received on shares of TD Banknorth Inc. stock as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the Plan; or (2) be paid to the Plan and reinvested in stock. Cash dividends were paid quarterly and the amount distributed to participants was $27,135 in 2007 and $92,319 in 2006.

(g) Participant Investment Options

Each participant, at December 31, 2007, had the option of allocating employee and employer contributions into various investment options offered by the Plan. The Plan offers mutual funds, a guaranteed investment contract and common stock of The Toronto-Dominion Bank as investment options for participants.

(h) Forfeitures

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $1,886 and $0, respectively. These amounts may be used to reduce employer contributions. In 2007 and 2006, employer contributions were reduced by $238,617 and $455,583, respectively, from forfeited nonvested accounts. Forfeited amounts relate to acquired plans and employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future Company contributions when the participant account is distributed or when the break in service exceeds five years.

(i) Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants' shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in common stock and mutual funds are recorded at their fair values as determined by quoted market prices. The fair value of the guaranteed investment contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable terms. Participant loans receivable are valued at cost, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Administrative Expense

In accordance with the Plan, all administrative expenses may be paid by the Plan unless paid by the Company. For the years ended December 31, 2007 and 2006 both the Plan and Company paid portions of such expenses. Administrative expenses paid for by the Plan totaled $41,734 and $10,009 for the years ended December 31, 2007 and 2006, respectively.

(f) New Accounting Pronouncement

The FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"), which provides a common definition of fair value to be applied to existing generally accepted accounting principles requiring the use of fair value measures, establishes a framework for measuring fair value and enhances disclosure about fair value measures under other accounting pronouncements, but does not change existing guidance as to whether or not an asset or liability is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and, as such, will be adopted by the Plan in 2008. Adoption of SFAS No. 157 is not expected to have a material impact to the Plan.

(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on July 12, 2003, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. In the opinion of the Plan Administrator the Plan has continued to operate within the terms of the Plan document and remains qualified under the applicable provisions of the Internal Revenue Code.

(4) Administration of Plan Assets

The Plan's assets, which include The Toronto-Dominion Bank common shares, are held by the Trustee of the Plan. Since July 1, 2006, T. Rowe Price serves as the service provider and trustee for the Plan. As T. Rowe Price serves as a directed trustee, Plan provisions have been modified to provide that the Trustee will act following the direction of the Plan Administrator (TD Banknorth Inc.) or participants, as appropriate, rather than having discretionary authority under the terms of the Plan.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

(5) Investments

The following investments represented 5% or more of the Plan's net assets available for benefits at December 31:

	2007	
	Number of shares	Market Value
Investments, at fair value, except as noted:		
American Funds Growth Fund of America	1,042,453	$35,193,230
Dodge & Cox Stock Fund	412,933	57,092,164
Fidelity Balanced Fund	1,990,470	39,033,119
Fidelity Diversified International Fund	2,372,358	52,642,624
TRP Stable Value Common Trust Fund (2)	77,705,870	77,705,870
Vanguard Institutional Index Fund	300,675	40,332,577
The Toronto-Dominion Bank common stock (1)	541,098	37,849,778
		$339,849,362

	2006	
	Number of shares	Market Value
Investments, at fair value:		
American Funds Growth Fund of America	950,312	$31,037,201
Dodge & Cox Stock Fund	392,622	58,717,127
Federated Capital Preservation Fund	6,141,056	61,410,563
Fidelity Balanced Fund	2,278,681	44,274,763
Fidelity Diversified International Fund	2,129,889	48,518,865
Vanguard Institutional Index Fund	319,617	41,419,167
TD Banknorth Inc. common stock (1)	1,637,676	52,864,185
The Toronto-Dominion Bank common stock (1)	602,972	36,099,952
		$374,341,823

(1) Party in interest.

(2) At contract value

During 2007 and 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Common stock	$5,687,996	$5,989,784
Registered investment companies	(8,938,250)	24,074,383
	($3,250,254)	$30,064,167

(6) Guaranteed Investment Contracts and Security Backed Contracts

The Plan entered into benefit-responsive investment contracts with T Rowe Price and Wells Fargo Bank, N.A (Wells Fargo). T Rowe Price and Wells Fargo maintained the contributions in general accounts. The accounts were credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer was contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. The benefit-responsive investment contract with Wells Fargo was sold in 2007.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by the contract issuer, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0% for security-backed contracts. Interest rates for security-backed contracts are reviewed on a quarterly basis for resetting. Guaranteed investment contracts provide a fixed-rate of interest over the term of the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the contract issuer to terminate the agreement prior to the scheduled maturity date.

Average yields:	2007	2006
TRP Stable Value Fund		
Based on actual earnings	4.87%	4.79%
Based on interest rate credited to participants	4.89%	4.68%
Wells Fargo Stable Return Fund		
Based on actual earnings	5.24%	5.24%
Based on interest rate credited to participants	5.09%	4.96%

(7) Related-party Transactions

The Plan owned 1,637,676 shares of TD Banknorth Inc. common stock valued at $52,864,185 at December 31, 2006 (see note 1a). The Plan also owned 541,098 and 602,972 shares of The Toronto-Dominion Bank common stock valued at $37,849,778 and $36,099,952 at December 31, 2007 and 2006 respectively.

(8) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and guaranteed investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31, 2007 and 2006 per the financial statements to Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$511,699,957	$497,755,961
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	462,002	(220,788)
Net assets available for benefits per the Form 5500	$512,161,959	$497,535,173

The following is a reconciliation of net depreciation in fair value of investments for the year ended December 31, 2007 per the financial statements to Form 5500:

	2007
Net Depreciation in fair value of investments per the financial statements	$3,250,254
Adjust for: Fair value adjustments for fully benefit-responsive investment contracts	462,002
Net Depreciation in fair value of investments per Form 5500	$3,712,256

TD BANKNORTH INC.

401(k) Plan

Supplementary Information

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

(December 31, 2007)

EIN: 01-0437984
PN: 003

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
	American Funds Growth Fund of America	Registered investment company 1,042,453 shares	$33,781,088	$35,193,230
	Dodge & Cox Stock Fund	Registered investment company 412,933 shares	60,703,085	57,092,164
	Fidelity Balanced Fund	Registered investment company 1,990,470 shares	38,478,879	39,033,119
	Fidelity Diversified International Fund	Registered investment company 2,372,358 shares	55,884,546	52,642,624
	Goldman Sachs Short Duration	Registered investment company 1,160,041 shares	11,152,243	11,461,210
*	TRP Mid-Cap Value Fund	Registered investment company 1,059,798 shares	26,421,893	23,803,059
*	TRP New Horizons Fund	Registered investment company 743,822 shares	24,175,011	22,694,013
*	TRP Prime Reserve Fund	Registered investment company 658 shares	658	658
	Pennsylvania Mutual Fund	Registered investment company 443,522 shares	5,239,702	4,798,907
	Pimco Total Return Admin	Registered investment company 1,517,109 shares	15,626,161	16,217,898
*	TRP Retirement Income Fund	Registered investment company 149,926 shares	1,986,939	1,994,016
*	TRP Stable Value Common Trust Fund	Guaranteed Investment Contract 77,705,870 shares	77,705,870	78,167,872
	Vanguard Institutional Index Fund	Registered investment company 300,675 shares	35,981,193	40,332,577
*	TRP Retirement 2005 Fund	Registered investment company 272,781 shares	3,279,946	3,216,085
*	TRP Retirement 2010 Fund	Registered investment company 862,468 shares	13,948,278	13,980,602
*	TRP Retirement 2015 Fund	Registered investment company 1,146,514 shares	14,554,276	14,503,399
*	TRP Retirement 2020 Fund	Registered investment company 908,491 shares	16,234,075	16,116,634
*	TRP Retirement 2025 Fund	Registered investment company 934,676 shares	12,452,790	12,319,034
*	TRP Retirement 2030 Fund	Registered investment company 518,227 shares	9,939,157	9,872,224
*	TRP Retirement 2035 Fund	Registered investment company 418,256 shares	5,744,531	5,650,638

See accompanying report of independent registered public accounting firm.

TD BANKNORTH INC.
401(k) Plan
Supplementary Information
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
(December 31, 2007)

EIN: 01-0437984
PN: 003

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
*	TRP Retirement 2040 Fund	Registered investment company 162,831 shares	3,177,825	3,126,347
*	TRP Retirement 2045 Fund	Registered investment company 146,993 shares	1,882,584	1,871,217
*	TRP Retirement 2050 Fund	Registered investment company 3,944 shares	42,704	41,332
*	TRP Retirement 2055 Fund	Registered investment company 3,719 shares	40,430	38,978
	Cash and cash equivalents			8,463
*	The Toronto-Dominion Bank common stock	Common stock - 541,098 shares	16,244,530	37,849,778
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.00% to 11.50%, secured by, at a minimum, 50% of vested account balances	10,135,881	10,135,881
			$494,814,275	$512,161,959

* Party in interest.

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142253 of TD Banknorth Inc. Form S-8 of our report dated June 27, 2008 appearing in this Form 11-K of the TD Banknorth Inc. 401(k) Plan for the year ended December 31, 2007.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 30, 2008

END